

Putting Shareholders First:
The Case for a New Era at Mack-Cali

BOW STREET

May 2020

Disclaimer

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A Message to Our Fellow Shareholders

- We are once again seeking your support to make changes at Mack-Cali – the Company we collectively own. As shareholders, we have all endured many years of underperformance and disappointment

- No matter what management or the Legacy Board members tell you, Mack-Cali's current predicament was <u>not inevitable</u>; our Company is in a precarious state owing to incompetent management, poor strategic decision making, and a Legacy Board of Directors that has served itself over shareholders

- **Throughout our ownership of Mack-Cali – particularly over the last twelve months – we have witnessed unconscionable and unprecedented violations of corporate governance: management and the Legacy Board of Directors cannot be trusted to protect and further shareholder interests**

- To be clear: given the current environment (and in direct contradiction to Mack-Cali's assertions), <u>we are not advocating for a sale of the Company; we are, however, advocating for an independent and high integrity Board of Directors</u>

- These are challenging times – a competent, trustworthy CEO overseen by independent fiduciaries with a clear, strong moral compass has never been more important

- We are nominating four additional talented, trustworthy, shareholder-focused individuals to the Company's Board, so that we can *finally* usher in a new era at Mack-Cali. These new Board members will be independent, representing <u>all</u> shareholders

- **If you would like to speak with us or any of these nominees with thoughts, suggestions, or questions, please contact us at <u>CLIShareholders@bowstreetllc.com</u>**

- We thank you for your trust and your support – The Bow Street Team

"When seeking directors, CEOs don't look for pit bulls. It's the cocker spaniel that gets taken home."

- Warren Buffett, 2020[1]

(1) Berkshire Hathaway 2019 letter to shareholders https://www.berkshirehathaway.com/letters/2019ltr.pdf

Table of Contents

1) Executive Summary

2) Are Shareholders Better Off Than They Were 5-Years Ago?
   A Clear-eyed Assessment of Management's Tenure

3) A Legacy of Broken Corporate Governance

4) The Path Forward: Restoring Oversight and Accountability

5) Appendix: In Management's Own Words – A Compendium of Broken Promises

Executive Summary

Putting Shareholders First: A New Era at Mack-Cali

Since its 1994 IPO, Mack-Cali ("CLI", or the "Company") has perennially disappointed shareholders. Over the last five years management and the Legacy Directors[1] have perpetuated this value destruction; as a result, Mack-Cali is now in a financially precarious position and lacks a coherent long-term strategy

<u>The Legacy Board's strategy has not delivered results for shareholders…</u>

- Mack-Cali shareholders are now entering the fifth year of Mr. DeMarco's "Waterfront Strategy," a vision that combines commercial (office) and residential assets along the Jersey City coast

- This strategy fails to coherently address Mack-Cali's fundamental structural issues: a) high leverage, b) diverse asset mix, c) large development pipeline, and d) expensive joint ventures

<u>…leading to a deterioration of operating performance and a decline in shareholder returns…</u>

- During a period of significant Net Asset Value (NAV) growth across the real estate industry, Mack-Cali shares have underperformed all relevant metrics: NAV is flat, debt is up, cash flow is down. Shares have significantly underperformed peers over nearly any time period dating back to the Company's 1994 IPO

<u>…overseen by entrenched Legacy Board that advances its own interests at shareholders' expense</u>

- The Legacy Directors on Mack-Cali's Board have proven poor fiduciaries for shareholders. Their actions (or lack thereof) are a reflection of a culture that prioritizes the interests of the Company's founder and management over those of shareholders

> **Wide-ranging, comprehensive change is required to save Mack-Cali**

(1) Legacy Directors defined as all current Directors except those nominated by shareholders in 2019

Bow Street: Who We Are and Why We Are Here (Again)

Bow Street LLC owns ~4.9% of Mack-Cali's outstanding shares and is advocating for change on behalf of all shareholders at the 2020 Annual Meeting

- Bow Street LLC is a New-York based investment manager founded in 2011 that partners with institutional investors and family offices globally to invest opportunistically across idiosyncratic markets and situations

  – This proxy submission is only the second since our Firm's founding; our first proxy submission occurred last year, <u>also at Mack-Cali - we are not activists</u>

  – We own assets in both public and private markets, and have extensive real estate experience

- In 2019, 4 independent directors nominated by Bow Street were elected to CLI's Board – over 80% of shareholders voted for Bow Street's proxy card; but as a minority, these directors were marginalized and prevented from fulfilling their roles by CLI's management and Legacy Directors

- While we had no expectations of engaging in another proxy contest, we now believe CLI's poor governance culture must be completely uprooted for the Company to finally thrive. As such, we have returned with the goal of bringing objectivity and independence back to the CLI boardroom

- **Our capital is long-dated, and our investment time-horizon is significant; we have one goal – to maximize long-term value for all Mack-Cali shareholders**

> **We believe the Legacy Board has failed Mack-Cali shareholders; new leadership is essential to determining the right strategic path forward**

Following 2019's AGM, Mack-Cali Shareholders Were Hopeful

Following shareholders' overwhelming election of 4 new independent directors in 2019, investors believed a new era of transparency and management accountability had begun at Mack-Cali

- At the 2019 AGM, shareholders sent Mack-Cali's management and Legacy Board a clear message: a) reverse decades-long underperformance, and b) cleanse the Company of the self-dealing, weak governance and opacity that have long plagued its leadership and boardroom

- The four newly elected independent directors had deeply relevant sector and governance expertise. <u>Most importantly, each brought a long history of shareholder-focused fiduciary service to the Mack-Cali Board</u>

Bow Street nominees won every contested Board seat...[1]



...optimism was reflected in CLI shares following AGM[2]



> **Following the 2019 AGM, shareholders placed trust in management's renewed commitment to value creation and improved corporate governance**

(1) Calculations made by Bow Street proxy advisor prior to Mack-Cali withdrawal of 4 directors
(2) Bloomberg

The Market was Optimistic, but the Board Resisted Change...

Investor and market sentiment was at highs following last year's June AGM...

In our opinion, the outcome was close to the **best case scenario for** Bow Street and **shareholders;** as **best case** might have been **a new Board Chairman, too**.

- *Stifel Research (12-June-2019)*

We Raise Our PT to $30 As Activist Investor Prevails. Next Up, Strategic Review..

- *BTIG Research (13-June-2019)*

...however - the Board resisted, doubling down on a strategy explicitly rejected by shareholders

We are **committed to our waterfront strategy**, and our investors in the upcoming quarters can expect us to make substantial progress in **executing that strategy fully**

- *CEO Michael DeMarco press release with Q2 2019 earnings (7-August-2019) – less than 2 months after vote*

We continue to **intensify our focus on our waterfront strategy** in our ongoing efforts to add shareholder value

- *CEO Michael DeMarco press release with Q3 2019 earnings (30-October-2019)*

...Demonstrating a Clear Lack of Independent Oversight

Broken governance culture: over last 12 months Legacy Board has continued to protect insider interests

Bill Mack Stays Chairman, Pursues MBO (2019-2020)

- Shareholders removed Mr. Mack from CLI's Board at 2019 AGM (received second lowest vote total of 15 nominees); Legacy Board manipulated outcome to allow him to stay/retain Chairmanship

- **Chairman Bill Mack and his family then attempted to privatize CLI; simultaneously, Mr. Mack and Legacy Board were obstructing incoming bids**

Rebuffed Strategic Interest (2019-2020)

- Management **obstructed and lied about** strategic interest over last 12 months; one bidder went public with documented communications proving obstruction

- Press reports suggest **acquisition interest from at least 5 parties since the AGM** – all approaches controlled exclusively by Mr. DeMarco

Thwarted Strategic Committee (June-Dec 2019)

- Management publicly committed to Strategic Alternatives Process; despite its name, process did not pursue third-party interest or consider alternatives to CLI's current strategy

- Committee's **recommendation was never disclosed** to the market; Committee was **dissolved** without disclosure to shareholders

Removal of Elected Directors (March 2020)

- **Incoming Board members were marginalized and silenced** by CLI's Legacy Board/ management

- Incoming directors' independent oversight proved so onerous that **the Legacy Board took the unprecedented step of attempting to remove these duly elected individuals**

The Legacy Board has failed to provide adequate oversight of management

Leading To Another Year of Operating Underperformance...

Even prior to the onset of COVID-19, CLI underperformed on every relevant metric over the last year

NAV Has Declined[1]...



...While Leverage Has Increased[1]...



Cash Flow Has Declined[2]...



...And Waterfront Occupancy Has Not Improved[1]



> **Operating performance has deteriorated over the last year**

(1)   Mack-Cali Q1 2019 and Q1 2020 supplements; Occupancy for Waterfront in Q1 2020 reflects Harborside 1 vacancy
(2)   Q4 2019 supplement; 2020 guidance given with Q4 2019 earnings pre-COVID (Bow Street uses mid-point)

....with Predictably Poor Shareholder Returns

Since the June 2019 AGM, Mack-Cali has underperformed its office and residential peer set by ~2,000 bps[1]

Mack-Cali has significantly underperformed all relevant office, apartment and REIT indices since 2019 AGM[1]



(1)   Share price calculated by performance from 2019 AGM on June 12, 2019 to market pre-COVID high in late February 2020; Bloomberg, NAREIT Office REIT Index, NAREIT Apartment REIT Index, RMZ Index

5 Years in: Assessing the Board's Strategy

Since 2015, Mr. DeMarco and the Board have aggressively pursued the "Waterfront Strategy"

Despite their claims of success...

"We've had a good deal of success turning the company around"[1]

"We have created a real momentum business of NAV creation"[1]

"We also have done a good job of increasing NAV"[1]

"We went through a period of reflection and we've done [a] tremendous amount"[1]

"I am what they call a two-conversation guy...The first conversation you tell me what you want done, and the second conversation we have is when I tell you we did it."[2]

...the Board and management have left Mack-Cali in a precarious position



No NAV Growth[3]

Increasing Leverage[4]

Declining Cash Flow[5]

Are shareholders better off than they were five years ago?

(1) Bloomberg transcript Citi Conference dated 3/3/2020, Citi Conference dated 3/5/2019, and NAREIT Conference dated 6/5/2019.
(2) https://www.nj.com/entertainment/2017/07/michael_demarco_jersey_city_harborside_mack_cali.html

(3) 2015 NAV from Investor Day Presentation filed 9/10/2015 slide 48; Mid-point of CLI Equity value divided by share count
(4) 2015 net debt / EBITDA as of 9/30/2015 from CLI Q3 2015 Supplement; March 2020 net debt / EBITDA from Q1 2020 earnings release
(5) Q4 2015 Company supplement and mid-point of 2020 guidance given during Q4 2019 earnings

5 Years in: Current NAV Discount Highest in Company History

DeMarco Discount? Despite significant transaction activity, CLI's wide NAV discount continues unabated

During Mr. DeMarco's tenure (a period of broad REIT appreciation), Mack-Cali's significant discount to NAV has widened[1]



(1) Bloomberg; Mack-Cali quarterly supplement mid-point NAV estimates; NAV estimate of $33.57 / sh taken from September 2015 from Investor Day Presentation for period of September 2015 until 3/31/2016 when Q1 2016 quarterly NAV disclosed

5 Years in: Bottom Quartile Returns (Pre-COVID)

Mack-Cali has underperformed peer group over sustained period

- We believe benchmarking should be a blend of apartment and office REITs as over 50% of current NAV[1] is comprised of apartment assets

- For pre-COVID returns Bow Street selected 2/19/2020 (high in S&P 500)

Mack-Cali Total Return Performance Against Peers as of 2/19/2020 (Pre-COVID S&P High) [2]

	Since 2019 AGM	1-Year	3-Year	5-Year	7-Year	10-Year
Mack-Cali Total Return	-9%	5%	-16%	31%	0%	2%
RMZ REIT Index	11%	16%	30%	42%	86%	227%
S&P 500	19%	24%	53%	79%	155%	275%
NAREIT Apartment Index	13%	21%	48%	69%	127%	317%
NAREIT Office Index	12%	15%	17%	33%	74%	156%
Office / Apartment Blend (50/50)	12%	18%	32%	51%	100%	236%

Mack-Cali Underperformance

	Since 2019 AGM	1-Year	3-Year	5-Year	7-Year	10-Year
Mack-Cali vs. RMZ REIT Index	-20%	-11%	-46%	-12%	-86%	-225%
Mack-Cali vs. S&P 500	-28%	-19%	-69%	-48%	-156%	-273%
Mack-Cali vs. NAREIT Apartment REIT Index	-22%	-16%	-63%	-39%	-127%	-315%
Mack-Cali vs. NAREIT Office REIT Index	-21%	-10%	-33%	-2%	-74%	-154%
Mack-Cali vs. Office / Apartment Blend	-22%	-13%	-48%	-20%	-101%	-234%

Mack-Cali total shareholder returns have underperformed across every relevant time period

(1) Using Q1 2020 supplement page 7 under Net Asset Value column and Gross Asset Value column
(2) Bloomberg data; Total Return taken as of market high (2/19/2020)

5 Years in: Bottom Quartile Returns (Post-COVID)

Mack-Cali has underperformed peer group over sustained period

- We believe benchmarking should be a blend of apartment and office REITs as over 50% of current NAV[1] is comprised of apartment assets

Mack-Cali Total Return Performance Against Peers as of 5/12/2020 (Post-COVID)[2]

	Since 2019 AGM	1-Year	3-Year	5-Year	7-Year	10-Year
Mack-Cali Total Return	-39%	-36%	-40%	-6%	-35%	-38%
RMZ REIT Index	-24%	-22%	-8%	3%	17%	85%
S&P 500	1%	2%	27%	51%	103%	201%
NAREIT Apartment Index	-21%	-18%	-1%	19%	55%	122%
NAREIT Office Index	-27%	-25%	-19%	-9%	6%	39%
Office / Apartment Blend (50/50)	-24%	-22%	-10%	5%	30%	80%

Mack-Cali Underperformance

	Since 2019 AGM	1-Year	3-Year	5-Year	7-Year	10-Year
Mack-Cali vs. RMZ REIT Index	-15%	-14%	-32%	-9%	-52%	-124%
Mack-Cali vs. S&P 500	-40%	-37%	-68%	-57%	-138%	-239%
Mack-Cali vs. NAREIT Apartment REIT Index	-18%	-18%	-40%	-25%	-90%	-160%
Mack-Cali vs. NAREIT Office REIT Index	-12%	-10%	-21%	4%	-41%	-77%
Mack-Cali vs. Office / Apartment Blend	-15%	-14%	-30%	-11%	-66%	-119%

Mack-Cali total shareholder returns have underperformed across every relevant time period

(1) Using Q1 2020 supplement page 7 under Net Asset Value column and Gross Asset Value column
(2) Bloomberg data; Total Return taken as of 5/12/2020

Yet, Board Endorses CEO Pay that is Misaligned with Performance

Mack-Cali shareholders paid Mr. DeMarco $9 million in 2019

- Mr. DeMarco's compensation has increased by a 20%+ CAGR throughout his tenure; over this period, the Company's share price and NAV have decreased

- Mack-Cali's Compensation Committee (which includes <u>none</u> of the four independent 2019 Directors[1]) benchmarks Mr. DeMarco's performance ONLY to office REITs, which have massively underperformed apartment REITs over Mr. DeMarco's tenure (~65% of Mack-Cali's assets are residential/apartments[2])

CEO compensation has more than doubled...[3]



...while shareholder returns decreased[4]



> **Mr. DeMarco's compensation has more than doubled since his appointment in 2015; during the same period, shareholders lost money**

(1) 2019 Directors defined as 4 Directors nominated by shareholders in 2019
(2) GAV values taken from Q1 2020 Mack-Cali supplement
(3) Annual comp figures taken from Mack-Cali proxy statement
(4) Using compensation in proxy statements; 2015 compensation; Bloomberg total returns for 2016 -2020 YTD; values benchmarked to 2015 levels

The Legacy Board that Controls Mack-Cali

Despite his pending mandatory retirement from the Board – ending a 20-year run as Chairman – Bill Mack is leaving behind an entrenched Board of loyalists and a broken corporate governance culture

- Chairman Mack has significant influence and long-standing relationships with numerous CLI Board members from his time at AREA, Mack Real Estate Group, FCB Financial Holdings, and NRDC Acquisition / Retail Opportunity Investments Corporation

Legacy Directors: Mack-Cali's Deeply Interconnected "Insider" Board



Alan Bernikow (joined Board 2004 – 16-year tenure)
- Served on FCB Financial Holdings Board from 2010 – 2018 with Chairman Mack
- Worked at Deloitte & Touche from 1998 – 2003 while it was auditor to Chairman Mack's Apollo Real Estate Advisors
- Deep ties to Mack Family
- Turns 80 in December 2020 prior to 2021 AGM (mandatory retirement age from Board)

Michael DeMarco (CEO & Board Member)
- Hired by Chairman Mack in 2015 and paid ~$30m by Legacy Board
- Protects Chairman Mack's tax position while Chairman Mack protects his job

Laura Pomerantz (joined Board 2019)
- Served on Board of AREA Property Partners (founded by Chairman Mack)
- "Founder" shareholder (together with Chairman Mack and former CLI Director Mr. Tese) in NRDC Acquisition Corp
- Director at NRDC Acquisition successor (publicly-traded Retail Opportunity Investments Corporation (ROIC)) since 2009 and serves on Board with Chairman Mack
- Vice Chairman of Cushman & Wakefield – firm has been engaged privately by Mack family to explore take-private bid and also engaged by CLI to sell several properties

William Mack 20-Year Chairman

Irvin Reid (joined Board 1994 – 26-year tenure)
- Longstanding connections to Mr. Bernikow – Mr. Reid appointed to Pep Boys Board in 2007 by Barington Group of which Mr. Bernikow is an advisor
- Turns 80 in February 2021 prior to 2021 AGM (mandatory retirement age from Board),

Rebecca Robertson (joined Board 2016)
- Founding president Park Avenue Armory – Mack Family significant donors and have served on advisory council

Lisa Myers (joined Board 2019)
- Personal friends with Mack Family prior to joining Board

Can Legacy Board Be Trusted to Select Independent Directors?

If Mack-Cali and its management were truly committed to finding independent directors, <u>why would they have taken the unprecedented step of refusing to re-nominate the four independent Directors duly elected in 2019?</u>

- Despite claims of "improved governance", immediately following the 2019 AGM, CLI's Legacy Directors circled the wagons and marginalized the 2019 Directors by <u>excluding them from the Nominating & Corporate Governance and Compensation committees of the Board</u>

- Further, instead of re-nominating the 2019 Directors overwhelming elected by shareholders, Mack-Cali hired Ferguson Partners – the executive search firm that placed Mr. DeMarco in 2015 and has a longstanding relationship with Bill Mack – to replace them

  – The sub-committee responsible for this process (including interviewing and recommending candidates) **was comprised of CEO Michael DeMarco**, and conflicted board members Irvin Reid and Laura Pomerantz

- This committee nominated five new candidates to Mack-Cali's Board; these candidates appear to have been poorly vetted, with resumes that include direct board oversight of accounting scandals, fraud-related bankruptcies, and a history of shareholder-unfriendly voting

Board selection overseen by "insiders"

Michael DeMarco	CEO, ~$30m compensation awarded over 5-years, flat share price	**Conflicted**
Laura Pomerantz	Served on Board of Bill Mack led AREA Properties and also a "Founder" shareholder along with Mr. Mack in NRDC Acquisition Corp	**Conflicted**
Irvin Reid	Mack-Cali Board member since 1994	**Conflicted**

Can nominees interviewed and approved by the CEO be expected to provide meaningful oversight?

Mack-Cali's Defense: The Disingenuous "Control" Narrative

The Claim: Mack-Cali has repeatedly argued that Bow Street is seeking to control the Board and force a sale of the Company

The Facts:

- Bow Street is NOT seeking control of the Company. We are, however, seeking to free control from current management and Legacy Directors. <u>Oversight of Mack-Cali should be returned to the Company's rightful owners: its shareholders</u>

- Of the eight nominees proposed by Bow Street, only Akiva Katz – Managing Partner of Bow Street – is not fully independent of Bow Street; all are independent of Mack-Cali

- Mack-Cali's slate of nominees is specifically designed to perpetuate management and the Legacy Board's control of the Boardroom

  – Mack-Cali has hand-picked a group of hastily selected, poorly vetted candidates – shareholders should assume these individuals were chosen <u>specifically because</u> they are likely to continue rubber-stamping management's strategies and excess compensation

- **Bow Street is NOT advocating for a sale of the Company.** We advocated for a sales process last year; at the time, we had been approached by numerous buyers we believed could consummate this transaction

- At this time, we believe Mack-Cali's highest priority should be the election of an independent Board so that it can establish a coherent, long-term strategy to address this challenging period

> We believe the Company needs a fiercely independent Board that represents all shareholders

Mack-Cali's Defense: Business Disruption Risk

The Claim: Mack-Cali has argued that in light of the uncertainty associated with the COVID-19 pandemic, this is not the "right time" for independent Board oversight and capable leadership

The Facts:

- Given the poor performance of Mr. DeMarco and the Legacy Directors during a period of robust economic growth, we have genuine concerns regarding the prospect of their leadership during a prospective downturn

- Bow Street is deeply concerned about the potential impact of COVID-19 on Mack-Cali and its business

- Business continuity planning is a priority: only the Board can decide whether change in leadership is required. To this end, we have been working with a world-leading search firm to facilitate any potential transition planning

- Moreover, if so requested by the Board, several of our nominees have agreed they would be willing to act as interim CEO (on a strictly temporary basis) while the Board conducts a robust search for a permanent replacement

- As cited frequently by Mr. DeMarco, Roseland Chairman Marshall Tycher quite capably leads Mack-Cali's residential business – a role we anticipate he would retain

- Mack-Cali's continuity concerns are transparently one-sided in nature; the Company's unprecedented decision to remove the 2019 Directors increases prospect for significant Board turnover during this period of uncertainty

> "Bad companies are destroyed by crisis; good companies survive them; great companies are improved by them" – Andy Grove

Mack-Cali's Defense: Highly Selective Performance Metrics

The Claim: Mack-Cali shareholders have done well since Mr. DeMarco joined the Company

- Current CEO Michael DeMarco was appointed President on June 3, 2015 when Mack-Cali stock was on its lows; <u>there has been no durable shareholder value</u> created since his appointment

Stock performance has remained challenged across Mr. DeMarco's tenure[1]



Despite "DeMarco dip" cherry-picking, no shareholder value has been created

(1)   Bloomberg

A New Era At Mack-Cali: The Path Forward

A new, independent Board is required to create a coherent strategy for long-term value realization

- Despite its strong collection of assets, it is clear that the current strategy has failed to either grow NAV or close the discount to NAV. We believe that in order to trade in line with peers, Mack-Cali must **start looking a lot more like its peers**

1) **High Integrity Leadership** – Mack-Cali's current culture is toxic, benefitting management and the Legacy Directors over all other stakeholders

2) **Simplify Residential Platform** – Residential platform should be restructured to prepare for an eventual separation of the business

3) **Restructure Office Portfolio** – Reposition office portfolio by selling sub-institutional suburban properties and investing in Harborside properties

4) **Focus on Delivering Promised Leverage Reductions** – CLI cannot expect to close the discount to its peer group while its leverage is <u>2x</u> peers

5) **Genuine Receptivity (as Opposed to Hostility) to Prospective Sale Proposals** – Periodic assessments of capital markets to evaluate larger transactions for crystalizing shareholder value

6) **Strong Independent Board and Oversight** – Strategy directly overseen by strong and independent Board which holds management accountable

Meaningful Board change is needed to break with CLI's legacy of underperformance

Are Shareholders Better Off Than They Were 5-Years Ago? A Clear-eyed Assessment Of Management's Tenure

"Our first responsibility and our chief goal is to close the gap between what we perceive our NAV to be and what our share price is...We'll do whatever it takes to make NAV a reality as opposed to a possibility"

- Michael DeMarco's first earnings call with Mack-Cali 7/22/2015,
when NAV was $33/share and CLI share price was $20.27
(current NAV remains $33/share, current CLI share price $13.71)

An Overview Of Management's "Waterfront Strategy"…

For the past 5 years, Mr. DeMarco has aggressively advanced his "Waterfront Strategy", which combines CLI's residential and commercial assets on the Jersey City waterfront and transit hubs

<u>The Waterfront Strategy is predicated on the following principles:</u>

1) The combination of commercial and residential assets along the Jersey City waterfront will create a pure play Company, by geography, that appeals to traditional REIT investors; premised on a virtuous cycle in which millennial renters attract businesses, which in turn attract workforce

2) Addressing Mack-Cali's highly levered balance sheet through continued sales of its suburban office portfolio

3) Value creation through development/growth of Mack-Cali's multi-family portfolio, utilizing the considerable land bank in its Roseland JV and equity from its JV partner, the Rockpoint Group

Waterfront Strategy is Core to Current Management's Vision for Mack-Cali(1)

Dual Platforms Form One Strategy: The Waterfront



Residential | Office

Two Platforms = One Strategy: The Waterfront

Summary Valuation (1)

	MSF/ Units	GAV (2)	NAV	% NAV
Office	11.2	$3,063M	$1,555M	45%
Residential	9,854	$5,132M	$1,875M	55%
Total		**$8,195M**	**$3,430M**	**100%**

Office	GAV	NAV (3)
Waterfront	$1,856M	$882M
Short Hills & Metropark	$565M	$276M
Suburban/Other	$638M	$397M
Total Office	**$3,059M**	**$1,555M**

Residential	GAV	NAV (4)
Waterfront	$3,574M	$1,438M
Boston	$926M	$184M
Other	$632M	$253M
Total Residential	**$5,132M**	**$1,875M**


GAV Waterfront Share
Other Office, $1,203M
Other Residential, $1,558M
Waterfront Residential, $3,574M
Waterfront Office, $1,860M
$5.4B (66%)
Waterfront share
NAV Waterfront Share
Other Office, $673M
Other Residential, $437M
Waterfront Residential, $1,438M
Waterfront Office, $882M
$2.3B (68%)
Waterfront share

(1) Mack-Cali NAREIT Presentation dated 11/11/2019

...that was Ill-Conceived from the Start

Waterfront Strategy failed to consider inherent constraints/preferences of traditional REIT investors

1) **High leverage:** management's strategy is capital intensive, emphasizing prospective growth over cash flow; now at an industry high 11.5x EBITDA, leverage is a fundamental concern for institutional investors and research analysts

2) **Dividend sustainability:** asset sales and commensurate cash flow dilution threatened sustainability of Mack-Cali's dividend – traditional REIT investors don't like prospective dividend-cuts

3) **Structure/asset mix not conducive to public markets:**
   - **Diversified REITs trade at widest discounts to NAV –** For many years, REITs with assets across diverse asset classes have underperformed– these tend to trade at "lowest common denominator" multiples
   - **REIT investors consistently penalize geographic concentration –** REITs focused on a single geography tend to underperform; with a focus on Jersey City (population: 300K), this issue is amplified at Mack-Cali
   - **Excess development exposure –** REIT investors are highly sensitive to the percentage of asset value comprised of development assets as land does not produce cash-flow and has a highly volatile valuation profile; at Mack-Cali, this was an industry high ~23%[1] – successful REITs carefully manage development exposure (if any)

4) **Joint ventures and preferred structures add complexity, obfuscate value:** Public REIT investors strongly dislike large JV/ preferred equity structures; through Mack-Cali's Rockpoint JV, Mr. DeMarco has consistently ceded value in the Company's most valuable assets. JV viewed as an impediment by prospective acquirors

---

Five years into this strategy, NAV is flat and CLI has – unsurprisingly – failed to close NAV discount

---

(1) Taken from Gross Asset Value column on Mack-Cali Q1 2020 supplement; includes land and in-construction properties for both commercial and residential

Despite Mack-Cali's Generous Self Assessment...

Mr. DeMarco and the Board have continued to give themselves high marks for the last 5-years

Mack-Cali's Self-Assessment, Presented Analyst Day, January 2019 [1]

20/15 Plan Update – Successes/Failures		
The plan's progress is summarized below:		
A-	**A**	**A-**
Own 20 million SF class A office from 30 million total office	Exit non-core assets... wisely	Own 15,000 luxury apartment units

20/15 Plan Update – Room to Improve		
Mack-Cali continues to improve upon the following objectives:		
B+	**B+**	**Incomplete**
Rebuild operational excellence	Continually improve operating efficiencies	Align balance sheet with business plan

> "The _successful execution_ of our Waterfront Strategy has created a portfolio of high-quality assets that has positioned the Company to continue to create significant value" [2]
>
> - Letter to Mack-Cali shareholders sent on 5/7/2019

> We had a very good operating quarter in both multifamily and office, as we delivered positive results across all operating metrics" [3]
>
> - CEO Michael DeMarco 2/27/2020

> "The _Mack-Cali Board of Directors and management team have taken bold, decisive steps to transform your Company_... Our _successful execution_ of this Waterfront Strategy has positioned Mack-Cali to _continue to create significant near-term value_ for stockholders, with a substantial runway for sustainable growth and superior returns" [4]
>
> - Letter to Mack-Cali shareholders sent on 4/29/2019

(1) Grade graphics from Mack-Cali 2019 Investor Day presentation dated 1/25/2019
(2) Letter filed with SEC in Schedule 14A 5/7/2019
(3) Mack-Cali Q4 2019 Earnings call dated 2/27/2020
(4) Letter filed with SEC in Schedule 14A 4/29/2019

...Objectively, the Waterfront Strategy Has Not Delivered

Despite management's persistent efforts over the prior five years, Mr. DeMarco's Waterfront Strategy has not produced the desired results

- Despite significant transaction volume and portfolio re-positioning, CLI's NAV and its stock price discount to NAV have remained essentially flat since 2015

No durable shareholder value...[1]



...no NAV creation...[2]



...poor operating performance[2]



> **Given recent declines in NAV and commercial occupancy, the Waterfront Strategy is driving deteriorating operating performance**

(1) Bloomberg
(2) Mack-Cali quarterly supplements; occupancy includes Harborside 1 assumed empty in Q4 2019 and Q1 2020; September 2015 NAV taken from Company Investor Day Presentation 9/10/2015

Strategic Failure #1: No NAV Creation

Despite appreciation across broader real estate markets (particularly apartments), Mack-Cali has lost Net Asset Value since 2015

Mack-Cali NAV hasn't changed in 5-years (Pre-COVID)[1]...



...while peers have created substantially more value[2]



Mack-Cali NAV has declined, while office and apartment REIT NAVs have increased 12% and 23%, respectively

(1) Company NAV estimates from earnings supplements; 2015 NAV from September 2015 from investor day presentation filed on 9/10/2015 slide 48
(2) CLI using Company supplement and 2015 investor day presentation; office and apartment peers calculated using Green Street Research NAV; office peers include: Alexandria, Boston Properties, Brandywine, Corporate Office Properties, Cousins, Digital Realty, Douglas Emmett, Empire State Realty, Equity Commonwealth, Highwoods, Kilroy Realty, Paramount Group, Piedmont Office Realty Trust, SL Green, Vornado, Washington REIT; apartment REITs include Avalon Bay, Equity Residential, Essex, UDR, Camden, AIMCO

Strategic Failure #2: Excess Leverage

Mack-Cali's elevated leverage profile is a poor fit for public markets and creates significant risk for shareholders

Mack-Cali's leverage is higher than any peer average[1]



Leverage has <u>increased</u> despite asset sales



Mr. DeMarco's tenure has been characterized by persistently increasing leverage

(1)   Sector data taken from Citi the Hunter Express 5/6/2020 using weighted average; Mack-Cali using Q1 2020 disclosed leverage

Management Promised Leverage Reduction From Day 1…

Despite management's commentary and a recently completed ~$2+ billion divestment program, CLI's leverage has <u>increased</u> – and at <u>~11.5x EBITDA – is now at highest levels in Company history</u>

Date	Leverage	What Mr. DeMarco Said at the Time	Leverage Up Or Down?
February 2016[1]	7.7x	*"The Company has a plan with multiple options regarding its… leverage ratio. The Company expects to take **steps to reduce ratio**"* ***Guided for net leverage to be reduced to ~6x in next 12 – 24 months***	⬆
August 2016[2]	7.2x	*"We value financial flexibility and **are working toward reducing our net debt-to-EBITDA ratio in 2016**… We **expect in the future to reduce our debt over the coming quarters**"*	⬆
March 2017[2]	7.5x	*"Two, the strengthening of our balance sheet is a core focus… We do **recognize that we need to deal with our net debt-to-EBITDA ratio by the end of 2017 and we have a plan to do that.**"*	⬆
November 2017[2]	8.0x	*"The strengthening of our balance sheet is the core focus… we now can focus on reducing debt levels, which we started this quarter "*	⬆
May 2018[2]	8.8x	*"Obviously as we've talked before, **leverage is going to come down.**"* *"We have to expect to be at (the proper) leverage level in early 2019."*	⬆
August 2018[2]	9.7x	*"The important topic for us is leverage. It's **going to come down**… We expect to **have improved leverage in 2019**"*	⬆
November 2018[2]	10x	*"**Leverage is going to come down.** We've talked about before and we believe we have some trades that will happen in the **next several months to get us down to a more acceptable level**"*	⬆
February 2020[2]	9.7x	*"In our plan for 2020, leverage will continue to come down"*	⬆

BOW STREET

[1] Mack-Cali Fourth Quarter 2015 supplement page 5
[2] Bloomberg transcripts: Mack-Cali Q4 2015 earnings call 2/25/2016, Q2 2016 earnings call 8/3/2016, Q4 2016 earnings call 3/1/2017, Q3 2017 earnings call 11/8/2017, Q1 2018 earnings call 5/3/2018, Q2 2018 earnings call 8/2/2018, Q3 2018 earnings call 11/1/2018, Q4 2020 earnings call 2/27/2020

Failure to Deliver has Driven Numerous Rating Downgrades

All three major rating agencies have downgraded Mack-Cali due to its unsustainable leverage

Mack-Cali's debt has been repeatedly downgraded[1]

Moody's INVESTORS SERVICE

Rating Action: Moody's downgrades Mack-Cali Realty's senior unsecured debt rating to Ba2, outlook is negative

06 Dec 2018

Moody's INVESTORS SERVICE

Rating Action: Moody's downgrades Mack-Cali Realty's senior unsecured debt and corporate family ratings to B1, outlook remains negative

22 Apr 2020

S&P lowers Mack-Cali Realty's issuer credit rating

S&P Global Ratings downgrades Foreign Currency LT credit rating of Mack-Cali Realty L.P. to "B+"; outlook negative

April 01, 2020 | CBonds

Fitch Downgrades Mack-Cali's IDR to 'BB'; Outlook Stable

Fri 06 Apr, 2018 - 4:32 PM ET

Fitch Ratings-New York-06 April 2018: Fitch Ratings has downgraded the Long-Term Issuer Default Ratings (IDR) for Mack-Cali Realty Corporation (NYSE: CLI) and its operating subsidiary Mack-Cali Realty, L.P. to 'BB' from 'BB+'. The Rating Outlook is Stable.

==The downgrade reflects the company's high leverage, weak liquidity coverage, active development program, limited unsecured debt and equity capital access and growing use of joint venture equity to fund new investments.==

Ratings Downgrades Under Mr. DeMarco: 3-4 notches

	June 2015	Today	Outlook Today
S&P	BB+	B+	NEG
Moody's (unsecured debt)	Baa3	B1	NEG
Fitch	BBB-	BB	NEG

(1) Ratings from Bloomberg as of 5/13/2020 and Moodys.com

Strategic Failure #3: Strategy Has Eroded CLI's Cash Flow...

Broken promises around leasing, portfolio re-positioning, and high expenses have caused Mack-Cali's core FFO/share to decline ~40% from 2017 levels

CLI FFO / share down ~40% from 2017 levels[1]



(1) Company supplements; 2020 using mid-point of Company guidance
(2) 2020 guidance including $12m = $20m of base building capex, $50m - $70m of leasing capex, $30 of Harborside re-skinning capex (Bow Street assumption based on prior management disclosures), and amortization of stock comp / financing cost (Bow Street assumption)

...and Pressured its Dividend

The decline in cash flow has caused Mack-Cali's dividend to be under-funded, a major red-flag for traditional REIT investors

CLI does not cover dividend...[1]

CLI / Sh Cash Flow	Low	High
2020 FFO Guidance Per Share	1.24	1.36
Base Building Capex	(0.12)	(0.20)
Leasing Capex	(0.50)	(0.70)
Harborside Capex	(0.30)	(0.30)
Amortization of Stock Comp / Financing Cost	0.12	0.15
Dividend	(0.80)	(0.80)
Total Cash Flow	**(0.36)**	**(0.49)**

Mack-Cali generating negative ~$0.36 - $0.49 / sh after dividend payment

...unlike its REIT peers[2]



Apartment REIT Median	71%
Office REIT Median	75%
Mack-Cali	104%

CLI is required to borrow to fund its dividend due to substantial cash flow decline

(1) 2020 guidance including $12m - $20m of base building capex, $50m - $70m of leasing capex, $30m of Harborside re-skinning capex (Bow Street assumption based on prior management disclosures), and amortization of stock comp / financing cost (Bow Street assumption)
(2) Bloomberg estimate for trailing dividend / BEST AFFO / sh; Apartment and Office REITs included in NAREIT index

Strategic Failure #4: Asset Mix Unsuited for Public Markets

There is no public precedent for a successful dual-asset class REIT, and large development pipeline is problematic in the context of CLI's elevated leverage

- The Waterfront Strategy failed to address key public market concerns for long-term investors

Public investors favor single-asset class REITs[1]...



...and discourage large development portfolios[2]



"the **office plus multifamily plus highly levered balance sheet** is a trifecta **unlikely to be endorsed by long term investors**" 1/6/2020 Stifel analyst, John Guinee

(1)   Citi REIT valuations as of 5/8/2020; weighted average sector valuations
(2)   Land and development construction % of GAV; Green Street data for peers, Roseland calculated using Company earnings supplement

Strategic Failure #5: Mack-Cali's JVs are Deceivingly Dilutive

By using complex preferred equity from Rockpoint Group to finance its residential development, Mack-Cali has subordinated its shareholders and created a poison pill against future strategic transactions

- Given Mack-Cali's cash-flow constraints, management and the Board chose to pursue alternative financing to execute on residential development; regularly touted by management as an attractive source of capital, private equity is actually the most expensive form of capital. These joint-ventures <u>transfer CLI's most valuable assets away from public shareholders with no control premium</u>

  - **Structurally Unfavorable** - JV deal entails preferred hurdles, subordinating CLI shareholders

  - **Deleterious to Valuation** - Public markets apply significant discounts to JV structures and cash flow

  - **Structures Discourage Prospective Acquirors** - Private buyers strongly prefer 100% ownership

> **Mack-Cali's Rockpoint JV prevents shareholders from fully realizing the benefits of its residential development platform**

Rockpoint Group "Equity" Subordinates CLI Shareholders...

Management characterizes the Rockpoint / Roseland JV structure as raising equity at NAV; this is misleading

- Rockpoint Group preferred equity carries a 6% preferred return, after which Mack-Cali receives only a partial catch-up

- This agreement subordinates Mack-Cali (much like debt), creating risk in the event of an economic downturn

Mr. DeMarco regularly refers to Rockpoint as "equity"...

"the form of the investment **would be common equity with no promoter subordination** of Mack-Cali's equity" – March 2015

"We've taken in **equity from Rockpoint**" – Feb 2019

"**We continue to talk to them (Rockpoint) and other partners to help fund that equity requirement**"[5] – March 2019

...although Rockpoint's capital doesn't function as equity

Mack-Cali Q1 2020 NAV Disclosure	Mid-Point	High	Low
Company Residential NAV	2,239	2,440	1,853
Less: Rockpoint Interest	(454)	(456)	(449)
Less: Other Payables	(1)	(1)	(1)
CLI Resi NAV	**1,784**	**1,983**	**1,403**

Rockpoint always wins while CLI is subordinated to Rockpoint's 6% coupon + equity participation

> **Bow Street estimates that Rockpoint has earned ~$100 million[1] from its Mack-Cali joint venture, while CLI shareholders have borne all the downside risk amidst consistent NAV declines**

(1)   Includes ~$40m of distributions received by Rockpoint and ~$55m appreciation in stake as reported on Mack-Cali Q1 2020 supplement NAV disclosure

...and has Grown to Become an Effective Poison Pill

Rockpoint's JV agreement with Mack-Cali entails a ~$150m+ "poison pill" or make-whole payment through March 2023

- Mack-Cali's Rockpoint agreement doesn't allow for a buyer to purchase Roseland in its entirety until March 2023 without paying Rockpoint a make-whole payment of ~$150m - $200m
  - This is a significant detriment to Mack-Cali shareholders and effectively acts as a "poison pill"
  - This "poison pill" allows the Company to justify not monetizing Roseland and ensures continued employment for Mr. DeMarco

- <u>This "poison pill" was extended by 12 months in June 2019 immediately following the AGM and before the 2019 Directors attended their first Board meeting</u>

<u>Terms of Mack-Cali's Rockpoint Agreement</u>
Mack-Cali can acquire Rockpoint's interest in Roseland prior to March 2023 for the <u>sum of</u>:

1) Fair value of Rockpoint's stake in Roseland as calculated using preferred structure waterfall; **PLUS**

2) Make-whole payment of **$173.5m** if prior to December 28, 2020 or **$198.5m** thereafter, less any distributions already made to Rockpoint

Mack-Cali has used the Rockpoint Agreement to further entrench management and discourage strategic interest

Wall Street Concurs: Analysts Negative on Mack-Cali...

Analysts continue to be "bearish" regarding Mack-Cali's go-forward strategy; average price target has fallen precipitously over the past several years

- 7 of 8 analysts have underweight or hold ratings

- Following last June's optimism around the 2019 AGM, Mack-Cali was upgraded by several analysts; since then, average CLI price target has declined 15%, as it became apparent the status quo would persist

Analysts bearish on CLI stock price[1]

	Rating	Price Target
JP Morgan	Underweight	$17
Stifel	Hold	$18
Citi	Hold	$15
Suntrust	Hold	$16
BTIG	Buy	$30
Barclays	Underweight	$19
Evercore	In-line	$21
Green Street	Sell	$14

Analysts have lowered price targets on CLI [2]



(1) As of May 2020; Green Street price target "warranted price"
(2) Bloomberg

...Concerned About Leverage, Strategy and Execution

J.P.Morgan	"Bow Street (activist shareholder) leaned into its view that the legacy board and CEO of CLI should be replaced. Its press release outlined its view of the path forward that included <u>simplifying further, de-leveraging, and reducing development exposure</u>. <u>We agree with all these things</u>" 5/7/2020 "We rate shares of CLI Underweight...We chose a discount rate that is well above the average we use for most REITs due to the inherent risks with CLI's <u>(1) above-average leverage, (2) leasing risks, (3) ongoing portfolio repositioning, and (4) development exposure</u>" 2/20/2020
STIFEL	"<u>high leverage is here to stay</u>... the office plus multifamily plus highly levered balance sheet is a trifecta unlikely to be endorsed by long term investors" 1/6/2020 "At over 9x net debt/EBITDA, <u>leverage is still too high</u>...the <u>most difficult to understand REIT</u> we cover" 4/8/2020
citi	"(1) leasing activity continued to be light... (2) <u>leverage remains high</u> at almost 10x net debt/EBITDA... (3) <u>dividend maintained at $0.80/sh but overfunded</u>, (4) G&A remains high" 2/26/2020
	"<u>Earnings have fallen materially every single quarter</u> for the past two and a half years" 5/6/2020 "We do not believe CLI is an FFO story, but it has also become <u>increasingly difficult to have faith in whatever story it is</u>. Management <u>again</u> pointed to leasing and balance sheet management as the focus for 2020" 2/26/2020

A Legacy of Broken Corporate Governance

Mack-Cali was Built on a Foundation of Weak Governance...

At its effective founding in 1997, Mack-Cali's governance was designed to benefit Chairman Bill Mack and his family; this culture – prioritizing the Board and management over other stakeholders – persists to this day

- **Mack Family advantaged at common shareholders' expense** – Since inception, Company's "Mack Agreement" allowed Mack Family disproportionate Board representation and tax protection at shareholders' expense; Bill Mack's conflicts went unchecked, as he and his family attained enormous wealth while Mack-Cali shareholders have seen no return on their investment

- **History of rebuffing strategic interest** – Mack-Cali has been repeatedly reported to reject strategic approaches from interested suitors

- **"Independent" Board in name only** – at the time of last year's proxy contest, 7 of 11 Mack-Cali directors had served for over 15+ years; Bow Street sought to replace four directors with a combined 86 years of service;

- **History of shareholder unfriendly governance policies** – Mack-Cali has long had governance unfriendly policies in place, including requirement of unanimous written consent for shareholder meeting, high threshold required for shareholders to call special meetings, high bar for director removal, and sole power to increase size of board and fill director vacancies

Recent Changes have Proven Illusory...

In direct response to shareholder pressure at the 2019 AGM, Mack-Cali made a series of shareholder friendly governance changes; however, one year into these changes, it is clear that the Legacy Board views governance as a "check the box" exercise rather than a commitment to genuine board independence and robust oversight

2019 Governance Change	The "Optics"	Reality
Rescinded Mack Agreement	Removed clauses advantaging Mack Family over other shareholders	Mr. Mack retained Chairmanship while voted off the board; Mack Family attempted to privatize CLI while rejecting offers
Opt out of Maryland Unsolicited Takeover Act (MUTA)	Remove ability to stagger board to ensure integrity of director election process	CLI unilaterally seeking to remove 4 independent directors duly elected by shareholders in 2019
Established Shareholder Value Committee	Independent analysis of bids, prospective buyers	Committee apparently prohibited from communicating with buyers; committee disbanded without disclosure to shareholders

...as Evidenced by Myriad Governance Violations in Past Year

Led by CEO Michael DeMarco and his captive Legacy Board members, Mack-Cali has repeatedly acted against shareholder interests over the past year

1) **Bill Mack Voted Off Board, Remains Chairman (June 2019)** – Subverting the 2019 shareholder vote, CLI manipulated results to preserve Board seat for Mr. Mack; Legacy Board allowed him to retain chairmanship

2) **Marginalized 2019 Directors (June 2019)** – Soon after the AGM, CLI marginalized the 2019 Elected Directors by <u>excluding all four Directors from the Nominating & Corporate Governance and Compensation Committees</u>

3) **Shareholder Value Committee Structured To Fail (June-December 2019)** – Shareholder Value Committee promised to shareholders was a "special committee" in name only; it had a neutered mandate, was disbanded without disclosure, and the Company misled shareholders regarding its work

4) **Strategic Interest Rebuffed (2019-2020)** – Strategic interest rebuffed throughout the year; Mr. DeMarco caught lying on public earnings calls as frustrated buyers publicly shared documented evidence of Mr. DeMarco's obstructive behavior

5) **Chairman Mack Explored Buy-Out (Late 2019)** – Chairman Bill Mack and his family explored a bid to privatize Mack-Cali; during this time, Mr. Mack and Mr. DeMarco rebuffed bids from prospective suitors

6) **2019 Directors Removed from Board (2020)** – In April, Mack-Cali attempted to unilaterally remove the four independent Directors elected in 2019 and replace them with nominees hand-picked by Legacy Directors

7) **Compensation Disconnected To Performance** – The Board has failed to adequality supervise Mr. DeMarco's compensation, which has risen over 20% annually since 2015 despite share-price declines over this period

1) Bill Mack Voted Off Board, Yet Retains Chairmanship

On the day of the 2019 Annual Meeting – at the same time it was assuring shareholders that governance was fixed – the Mack-Cali Board stealthily forced the resignation of four of its nominees in order to keep Mr. Mack on the Board

- Despite having received only ~15% of the vote (the second lowest of all 15 nominees); the Legacy Board allowed Mr. Mack to retain his Chairmanship

Bill Mack was voted off the Board with < 15% support...

*"The company's **Chairman Bill Mack received support from about 13% of shareholders...David Mack**, who is the fourth director who said he wouldn't stand for re- election, **received roughly 89% support**, the people said. **Because David Mack stepped down, Bill Mack will retain his seat on the board.**"*

- Bloomberg news article dated 6/12/2019

...however, somehow maintained his Chairmanship

Bill Mack retained his Chairmanship

Board of Directors

William L. Mack
CHAIRMAN OF THE BOARD OF DIRECTORS, MACK-CALI REALTY CORPORATION

While Mr. Mack is now retiring from the Board due to mandatory retirement age (80), he has hand-picked current CEO and new directors who are likely to perpetuate his legacy of weak governance

2) 2019 Directors: Marginalized by Committee

Despite promises of constructive engagement, the Legacy Directors marginalized the 2019 Directors by limiting committee roles and excluding them from key committees such as Nominating & Governance, and Compensation

Nominating & Corp. Gov Committee – No 2019 Directors

Irvin Reid (Chairperson) – 26 Year Legacy Director
Alan Bernikow – 14 Year Legacy Director
Laura Pomerantz – Mack family loyalist
Rebecca Robertson – Personal ties to Mack family

NCG Sub-Committee Director Selection – No 2019 Directors

Irvin Reid – 26 Year Legacy Director
Laura Pomerantz – Mack family loyalist
Michael DeMarco - CEO   ← *CEO Chooses own Directors*

Annual Meeting Committee – No 2019 Directors

All Directors <u>except</u> 2019 Directors

Executive Compensation Committee – No 2019 Directors

Lisa Myers – (Chairperson)
Laura Pomerantz – Mack family loyalist
Irvin Reid – 26 Year Legacy Director
Rebecca Robertson – Personal ties to Mack family

2019 Directors had <u>no voice</u> on committees that oversaw Board selection, governance, or compensation

Audit Committee – Four 2019 Directors

Alan Bernikow (Chairperson) – 14 Year Legacy Director
Alan Batkin – 2019 Director
Frederic Cumenal – 2019 Director
MaryAnne Gilmartin – 2019 Director
Nori Gerado Lietz – 2019 Director

Would a Board genuinely interested in independence fail to include all of 2019 Directors on the committees responsible for executive compensation, Board composition and corporate governance?

2) 2019 Directors: Marginalized by Committee (cont'd)

Shareholder Value Committee was quietly disbanded and replaced with a new "Special Committee" comprised of the Legacy Directors and CEO Michael DeMarco

Shareholder Value Committee – Two 2019 Directors

Alan Bernikow (Chairperson) – 14 Legacy Director
Frederic Cumenal – 2019 Director
Dr. Irvin Reid – 26 Year Legacy Director
MaryAnne Gilmartin – 2019 Director

~~DISBANDED~~
~~No Disclosure~~

REPLACED BY

Special Committee – Majority Legacy Directors

Irvin Reid (Chairperson) – 26 Year Legacy Director
Michael DeMarco – CEO
Rebecca Robertson – Mack family loyalist
Alan Bernikow – 14 Year Legacy Director
Laura Pomerantz – Mack family loyalist
Frederic Cumenal – 2019 Director

New "independent" Special Committee includes long-time Legacy Directors as well as CEO Michael DeMarco

Undisclosed disbanding of Shareholder Value Committee allowed Legacy Board to retain strategic control

3) Shareholder Value Committee had no Authority...

Shareholder Value Committee established by the Legacy Board was designed to fail

- Despite broad shareholder support for a robust and transparent strategic alternatives process intended to provide shareholders and the Board with prospective bids for all or part of the Company, the Shareholder Value Committee was **expressly prohibited from:**
    1. Contacting or having any discussions with prospective bidders
    2. Having any discussions with Bow Street, even though Bow Street had been approached by numerous buyers expressing an interest in the Company
    3. Communicating in any way with shareholders to solicit input regarding the Company's strategy

- Further, despite requests from Bow Street to hear directly from the committee, its **conclusions were never released to shareholders**

- This **committee was apparently disbanded** with no disclosure to the market, replaced with a committee comprised of **Mr. DeMarco and a majority of Directors not nominated by shareholder**s

Why would the Company establish a committee with no chance of actually achieving its stated outcome?

- If the committee had been allowed to speak to the same prospective buyers that contacted Bow Street, we believe that they would have been **forced to address Wholeco bids in the $24-28/sh range (a premium of 90% to where the Company's stock is currently trading**[1]). Evidently, management determined this was not in Mack-Cali's best interests

> **Legacy Board mandated that all strategic interest in the Company be directed to Mr. DeMarco, despite his clearly expressed desire and incentive not to sell**

(1)   Mid-point compared to CLI closing price on 5/15 of $13.71.

…and Board Misled Shareholders Regarding its Status

Mack-Cali Press Release December 18, 2019:

<u>Publicly Released Statement strongly implied selling suburban assets was sole conclusion…</u>

*"Mack-Cali also announced that, **based on the recommendations of the Shareholder Value Committee**, the Board has determined to sell the Company's entire suburban office portfolio"*(1)

<u>…and that Committee would continue to exist:</u>

*"Going forward, the Board **will continue to consider the recommendations provided by the Shareholder Value Committee** regarding available alternatives for maximizing stockholder value"*(1)

However….the committee's conclusions were never released to shareholders – suggesting that there were more recommendations that the Company didn't want released

And – the committee was quietly disbanded in December and replaced with a new committee led by Mr. DeMarco and a majority of Legacy Directors without any disclosure. Despite its dissolution at the end of 2019, the committee remained on Mack-Cali's website as late as February 2020; references to the committee mysteriously disappeared once we inquired

February 2020 screenshot showed committee active(2)…

	Shareholder Value Committee	Audit Committee	Executive Compensation & Option Committee	Nominating & Corporate Governance Committee
Alan R. Batkin		□		
Alan S. Bernikow (l)	□cc	□cc		□
Frederic Cumenal	□	□		
Irvin D. Reid	□		□	□cc
Laura H. Pomerantz			□	
Lisa Feinman Myers			□cc	
MaryAnne Gilmartin	□	□		
Nori Gerardo Lietz		□		
Rebecca Robertson			□	□

□cc = Chairperson □ = Member (l) = Lead Independent Director

…despite being replaced by "insider" Special Committee(3)

New "Special Committee" stacked with Legacy Board members and CEO DeMarco

Special Committee Formed To Replace Shareholder Value Committee

Alan Bernikow	Board member since 2004. Longtime Mack Family loyalist
Irvin Reid	Board member since 1994
Laura Pomerantz	Deep ties to Bill Mack; Board of AREA (founded by Chairman Mack) and "Founder" shareholder together with Chairman Mack of NRDC Acquisition Corp
Frederic Cumenal	Independent, 2019 joined Board
Rebecca Robertson	Board Member Since 2016
Michael DeMarco	CEO

(1) Mack-Cali press release dated 12/19/2019; http://investors.mack-cali.com/file/Index?KeyFile=401749326
(2) Mack-Cali website from February 2020
(3) Committee members disclosed on Mack-Cali website as of May 2020 and formed in early 2020 per Mack-Cali proxy

4) Management and Board Have Impeded Strategic Interest...

Despite Mr. DeMarco's protests to the contrary, recent press reports indicate interest from no less than <u>five</u> prospective bidders in 2019-2020

Mack-Cali repeatedly turned away suitors...

Litt Says Mack-Cali May Have Turned Away Unidentified Suitor

By Scott Deveau and Gillian Tan
September 27, 2018, 1:22 PM EDT Updated on September 27, 2018, 1:37 PM EDT

Exclusive: Property firm UDR explores deal with Mack-Cali Realty - sources

- Reuters article dated 12/19/2019

"Indication of interest received ... in February 2019"

- Mack-Cali press release dated 5/7/2019

...bidder released letters catching Mr. DeMarco in public lie

"Former Mack-Cali Realty Corp. Chief Executive Officer Tom Rizk expressed interest in acquiring the company for between $24 and $27 per share in December, documents reviewed by Bloomberg show, <u>contradicting comments made by current CEO Michael DeMarco</u>"

- Bloomberg news article dated 2/28/2020

We believe the current environment is not conducive to a strategic transaction, <u>BUT</u> Mr. DeMarco's obstructive behavior has proven expensive for Mack-Cali shareholders

…To Point Where a Bidder Went Public With Frustration…

Bidder took the unprecedented step of publicly abandoning a take-over bid due to lack of engagement by Company

- Despite the Company's claim to the contrary, Rizk Ventures was interested in 100% of Mack-Cali with an offer range of $24-27/share with consideration comprised of UDR equity and cash
  - Tom Rizk, the former CEO of Mack-Cali, owns 10 million sq ft of office/flex properties, and is deeply familiar with the non-residential portfolio
- In December 2019 – following CLI's refusal to engage - Bow Street was asked to facilitate a meeting between the CEO of UDR and the Shareholder Value Committee; given its limited mandate, committee could not engage

Mack-Cali acted poorly when strategic interest was received(1),(2)

*"We do so reluctantly, but we have no choice as it has become abundantly clear that the **company is refusing to engage with us in any substantive way**," Rizk wrote in a Feb. 23 letter to Mack-Cali's board, citing "good-faith attempts" by his Rizk Ventures LLC to negotiate a deal.*

*"We are left with the **clear impression that the board has no genuine intention to even explore a sale of the company**, and therefore crafted responses to create an appearance of attempting to engage with us while erecting arbitrary and non-commercial obstacles in an effort to justify its often expressed refusal to engage,"*

*"Your actions demonstrate that **the board has no genuine desire to sell the company and provide significant upside to your shareholders**,"*

- Bloomberg news article 2/24/2020 referencing letter sent to Mack-Cali Board



rizkventures

Rizk Ventures
570 Lexington Avenue, Suite 2600
New York, NY 10022
212-980-0100
E-Mail: info@rizkventures.com
Web: www.rizkventures.com

rizkventures

Rizk Ventures
570 Lexington Avenue, Suite 2600
New York, NY 10022
212-980-0100
E-Mail: info@rizkventures.com
Web: www.rizkventures.com

December 13, 2019

STRICTLY CONFIDENTIAL

Jeffrey Horowitz
Global Head of Real Estate, Gaming & Lodging Investment Banking
Bank of America Merrill Lynch
One Bryant Park, 8th Floor
New York, NY 10036

Re: Preliminary Indication of Interest – Mack-Cali Realty Corporation (the "Company")

Dear Jeff:

We are responding to your December 10, 2019 letter (the "December 10 Letter") on behalf of Mack-Cali Realty Corporation (the "Company") asking for additional information concerning the proposal (the "Proposal") for a transaction (the "Transaction") contained in our indication of

Cc: Michael J. DeMarco, CEO, Mack-Cali Realty Corporation
Alan S. Bernikow, Lead Independent Director, Mack-Cali Realty Corporation
Board of Directors, Mack-Cali Realty Corporation
UDR, Inc.

(1) Bloomberg news article 2/24/2020 referencing letter sent to Mack-Cali Board
(2) Letters released 2/28/2020: https://www.businesswire.com/news/home/20200228005516/en/Rizk-Ventures-Releases-Letters-Previously-Board-Directors

...Proving Mr. DeMarco Intentionally Misled Shareholders...

When questioned about the Rizk/UDR bid on the Q4 2019 investor call (in February 2020), Mr. DeMarco offered a series of outright lies; these were definitively unmasked on Feb 28th when Rizk Ventures publicly released the two letters it sent in December 2019 to Mack-Cali's CEO, Lead Independent Director, and its investment banker (Jeffrey Horowitz of BAML)

Lies: The DeMarco Narrative[1]	Documented Truth: Rizk Ventures Letters to CLI Board[2]
"But I said to them could you please identify the price, he wasn't willing"	"Buyer Group would propose to acquire the Company for a total purchase price range of $24.00 to $27.00 per share"
"Could you tell me your equity sources, sort of raise it…dead"	"Consideration to your shareholders is anticipated to be approximately 80% stock and operating partnership units of UDR and 20% cash."
"I never saw a document that basically said, hey, this is being CCed to somebody" – suggesting UDR was not involved in the proposal	"[Rizk Ventures] has conferred with UDR in formulating this proposal and, in reliance on the confidentiality provisions set forth below in this letter, UDR has agreed be named herein." "We propose to have representatives of both UDR and JP Morgan attend such a meeting to address any initial questions the Committee might have regarding their respective roles in the transaction. Please note that UDR participated in the drafting of both the Indication of Interest and this letter and have been copied on each"

(1) Bloomberg Q4 2019 Mack-Cali earnings transcript dated 2/27/2020
(2) Letters released 2/28/2020: https://www.businesswire.com/news/home/20200228005516/en/Rizk-Ventures-Releases-Letters-Previously-Board-Directors

...and Lied to Shareholders about this Strategic Approach

Lies: The DeMarco Narrative[1]	Documented Truth: Rizk Ventures Letters to CLI Board
"he [Rizk] didn't have an advisor or a law firm"	"As previously indicated, the legal advisors to the Buyer Group are Latham & Watkins LLP and Dechert LLP. The financial advisors to Rizk Ventures are Rockefeller Capital Management and JP Morgan"
"They didn't think they were interested in the whole portfolio; they didn't want to buy what I was told CIP or land, which is a decent portion"	"In general, UDR would acquire the Company's residential assets, and Rizk Ventures would acquire the balance of the Company's assets...Anticipated repayment of all corporate-level unsecured debt and redemption, for cash, of all outstanding preferred operating partnership units."
"we checked into UDRs interest"	"Please note that UDR participated in the drafting of both the Indication of Interest and this letter and have been copied on each." Tom Rizk called Bow Street and asked Bow Street to facilitate a meeting between UDR and the Shareholder Value Committee because Mr. DeMarco was unwilling to meet with the UDR CEO

Who do you believe?

(1)   Bloomberg transcript Citi Conference 3/3/2020
(2)   Letters released 2/28/2020: https://www.businesswire.com/news/home/20200228005516/en/Rizk-Ventures-Releases-Letters-Previously-Board-Directors

5) Meanwhile the Mack Family prepared an MBO

On March 3rd, 2020 press reports[1] indicated that Chairman Bill Mack and his family were pursuing a transaction to take Mack-Cali private



- As reported in The Deal, Mack-Cali's Chairman and his son/partner Richard Mack pursued a bid to privatize Mack-Cali in late 2019
  - The Macks retained Cushman & Wakefield (whose Vice Chairman Laura Pomerantz is a sitting CLI Director, sits on CLI's Special Committee, and is a longtime Mack Family business partner) and sought financing from Deutsche Bank
  - Bow Street has subsequently been approached by other potential acquirors that were approached by the Macks to provide equity for such a bid

- A Mack family MBO has the potential to save the family tens of millions of dollars in taxes as compared to a third-party sale

- Notably, while the Macks were preparing this bid, the Company disbanded the Shareholder Value Committee, and CEO Michael DeMarco dismissed the Rizk/UDR Inc. bid
  - To the best of our knowledge, despite being clearly conflicted, Mr. Mack did not recuse himself from these conversations regarding the committee and the obstruction of competing strategic bids

(1)   https://corp.boardex.com/news/outgoing-mack-cali-chairman-weighs-bid/

6) 2019 Directors Marginalized, Then Removed

Board is Subverting Shareholders' 2019 vote by refusing to re-nominate four independent 2019 directors

- Despite the overwhelming support these directors received at the 2019 AGM, the Company has refused to re-nominate MaryAnne Gilmartin, Frederic Cumenal, Nori Gerado Lietz and Alan Batkin in 2020

- Bow Street included these directors on its slate due to a <u>concern that the Company would force their resignation (as they did with four directors last year to protect Chairman Bill Mack) in order to protect the Legacy Directors</u>

- Mack-Cali established an Annual Meeting Committee, comprised of all its Directors <u>EXCEPT</u> the 2019 Directors listed above in order to exclude them from this process[1]
  - As disclosed April 6, Bow Street offered to exclude these four nominees from Bow Street's slate if Mack-Cali committed to allow shareholders to vote on these nominees as part of the Company's slate
  - **The Company refused to commit not to amend their proxy card at the 11th hour as they did in 2019**

<u>In its proxy, Mack-Cali notes that Bow Street rejected a settlement offer:</u>

- This "settlement" proposal consisted of an offer to include three of the four 2019 Directors on the Company's slate, <u>in exchange for</u> Bow Street's agreement to drop its proxy contest. Specifically, Mack-Cali is attempting to exclude Ms. Nori Gerardo Lietz – a widely recognized expert for corporate governance at Harvard Business School who has committed her professional career to shareholder rights at real estate companies

> **Why would a Company with a stated commitment to best-in-class governance play games with its proxy card and refuse to re-nominate Directors with impeccable corporate credentials?**

Nominee Selection Tightly Controlled By Loyal Insiders

Board created a small committee of "insiders" (Michael DeMarco, Irvin Reid, and Laura Pomerantz) to oversee process for identifying new nominees

- Having served on the Board since 1994, Irvin Reid is Mack-Cali's longest tenured director

- Laura Pomerantz is a new "independent" director from 2019; however, has deep professional and personal ties to Bill Mack and Legacy Board

New Board member selection controlled by insiders...

> **Mack-Cali Proxy Disclosure**[1]
>
> On January 24, 2020, the NCG Committee held a special meeting, at which it formed a sub-committee consisting of **Irvin D. Reid, Laura Pomerantz and Michael J. DeMarco** (ex officio as CEO of the Company) to select, engage and oversee the work of a professional search firm to assist the NCG Committee in identifying qualified, independent director candidates

...including Ms. Pomerantz (longstanding ties to Mr. Mack)

> **Laura Pomerantz: Deep Ties To Chairman Mack**
>
> - Served on board of AREA Properties (founded by Chairman Mack)
>
> - "Founder" shareholder (together with Chairman Mack and Mr. Tese, a prior long-time Mack-Cali Board member) in NRDC Acquisition Corp
>
> - Director at NRDC Acquisition successor (publicly-traded Retail Opportunity Investments Corporation (ROIC)) since 2009 and serves on board with Chairman Mack and Lee Neibart (CEO of Chairman Mack's AREA Property Partners from 1993 – 2013)

(1)   Mack-Cali proxy filing: https://www.sec.gov/Archives/edgar/data/924901/000104746920002875/a2241574zdefc14a.htm

7) Compensation Committee: Pay Misaligned with Performance

Mr. DeMarco's 2019 compensation was $9.0m

- Despite the fact that over 50% of its NAV derives from apartment/residential assets, Mack-Cali continues to use a peer group **comprised exclusively of office REITs,** (which have significantly underperformed apartment REITs), to benchmark total return performance

- Mr. DeMarco is <u>highest</u> paid CEO as a percent of market cap among ISS peer group

Mr. DeMarco's Pay is Exorbitant Compared To Peers[1]



CEO Pay % of Market Cap

Median Apartment Index	0.13%
Median Office Index	0.21%
Median ISS Peer Group	0.23%
Mack-Cali	0.66%

CEO Pay % of NOI[2]

Median Apartment Index	0.74%
Median Office Index	1.81%
Median ISS Peer Group	1.81%
Mack-Cali	3.16%

CEO Pay % of FFO[3]

Median Apartment Index	1.66%
Median Office Index	2.49%
Median ISS Peer Group	2.55%
Mack-Cali	6.99%

(1) Bloomberg data as of 5/13/2020; Apartment peer group includes all NAREIT apartment index REITs where dated available. Office peer group includes all NAREIT office index REITs where data available; ISS peer group includes BDN, CUZ, CXP, DEI, EQC, ESRT, FSP, KRC, SLG, HIW, HPP, OFC, PGRE, PDM, PSB, WRE, LXP

(2) Bloomberg all property NOI

(3) Using Bloomberg BEST forward FFO estimate

Who Should We Believe? 4 Highly Credentialed Executives...

Mack-Cali has accused these four distinguished executives of being bad fiduciaries

1) **Alan Batkin (previously Vice Chairman Eton Park, Kissinger Associates)** – Mr. Batkin is a renowned business leader with a proven track record of success over nearly twenty-eight years of serving on public company boards, including Pattern Energy Group Inc., Omnicom Group Inc., and Cantel Medical Corporation. Mr. Batkin is the *only* director on the Board to purchase Mack-Cali shares in the open market

2) **Frederic Cumenal (previously CEO of Tiffany & Co.)** – Mr. Cumenal has significant operational, brand management and international business experience having served as the CEO of Tiffany & Co., a Fortune 500 Company

3) **Nori Gerardo Lietz (Corporate Governance Expert, Senior Lecturer at Harvard Business School)** Ms. Gerardo Lietz is a widely respected corporate governance expert and has written extensively on boardroom failings in the real estate sector in her capacity as a Senior Lecturer at Harvard Business School

4) **MaryAnne Gilmartin (MAG Partners, Forest City)** – Ms. Gilmartin is a highly successful real estate executive, who currently serves as the CEO of her own real estate development firm, MAG Partners. She has served with distinction on the board of Jefferies Financial Group Inc., and ably led major development projects as CEO and President of Forest City Ratner Companies, LLC

...or CEO/Board who Dislike Oversight and Fear for their Jobs?

Mr. DeMarco and the Legacy Directors – two of whom have served on Mack-Cali's Board for 16 and 26 years respectively – evidently do not like independent oversight

- *Compensation* – Mr. DeMarco's compensation amounts to ~<u>$9m / year</u>[1]

- *The "Mack Daddy" Problem* – Mr. DeMarco's current position confers ancillary benefits given his decided penchant for press coverage, especially in his home-town of Jersey City

Annual compensation[1]



The "Mack Daddy" Syndrome[2],[3]



Michael DeMarco

(1) Annual comp figures taken from Page 49 of Mack-Cali 2018 proxy statement; Change of control Bow Street estimates / calculations
(2) Mack-Daddy Article: https://therealdeal.com/tristate/issues_articles/the-mack-daddy/;
(3) https://www.nj.com/entertainment/2017/07/michael_demarco_jersey_city_harborside_mack_cali.html

Company's Nominees: Hastily Chosen, Checkered Pasts

Mack-Cali's choices to replace the elected 2019 Directors appear to have been poorly vetted; all but one of these nominees is retired, suggesting board fees (from CLI and other boards) to be a meaningful source of income

Lee Wielansky (CEO of Midland Group, St. Louis based real estate firm)

- Formerly Chairman of Brookdale Senior Living (BKD)

- Over **course of his tenure at BKD, stock has declined 92%; forced out as Chairman** by activist investors in 2019

- Has served on the boards of four public companies for over 10 years

Michael Berman (retired)

- Formerly at General Growth Properties

- Director and Chair of Audit Committee of publicly-traded REIT Brixmor (BRX) since 2013

- In 2015, Brixmor's top officers became embroiled in an **accounting scandal** – allegations included a general ledger account referred to by management as a "cookie jar". In July 2019, former Brixmor executives were charged with fraud, Brixmor settled with the SEC for $7m fine

Jamie Behar (retired)

- Formerly at General Motors Investment Management Corporation

- Director at Mexican homebuilder Homex (2004-2013), member of the audit committee

- Homex filed for bankruptcy in 2013, **following allegations of fraud** that took place between 2010-2012 (Company settled with the SEC in 2017)

Howard Roth (retired)

- Formerly at E&Y

- Board member at Lexington Realty Trust; one of three individuals **against whom shareholder Blackstone voted at last annual meeting**

(1) https://www.nytimes.com/2013/04/13/business/sham-shareholder-democracy.html

The Path Forward: Restoring Oversight and Accountability

The Path Forward

Bow Street supports a coherent strategy for value realization led by a strong, independent Board

- Despite a strong collection of assets, it is clear that Mack-Cali's current strategy has failed to either grow NAV or close the NAV discount. Bow Street believes that in order to trade in line with peers, CLI **must start looking a lot more like its peers**

1) **High Integrity Leadership** – Mack-Cali's current culture is toxic, benefitting management and the Legacy Directors over other stakeholders

2) **Simplify Residential Platform** – Residential platform should be restructured to prepare for an eventual separation of the business

3) **Restructure Office Portfolio** – Reposition office portfolio by selling sub-institutional suburban properties and investing in Harborside properties

4) **Focus on Delivering Promised Leverage Reductions** – CLI cannot expect to close the discount to its peer group while its leverage is 2x peers

5) **Genuine Receptivity (as Opposed to Hostility) to Prospective Sale Proposals** – Periodic assessments of capital markets to evaluate larger transactions for crystalizing shareholder value

6) **Strong Independent Board and Oversight** – Strategy directly overseen by strong and independent Board which holds management accountable

Independent and experienced Board to provide oversight and hold management accountable

1) High Integrity Leadership

20+ years of underperformance and insider dealings at Mack-Cali have created a toxic culture where loyalty is prized over skill, and insider interests trump shareholder returns

- While it is ultimately the responsibility of the new Board to identify a new CEO if necessary, we believe any new CEO must have:

  - <u>Public market experience</u> – Mack-Cali has an antagonistic relationship with sell-side analysts and its shareholders. The Company requires a CEO who can build consensus around a long-term strategy that resonates with REIT investors

  - <u>High Integrity</u> – Given the Legacy Board's history of poor governance and current management's tenuous relationship with the truth, we believe the new CEO needs to have unimpeachable character and ethics to build credibility with stakeholders

  - <u>Keen Portfolio Management Skills</u> – Unfortunately, Bow Street believes the near-term future is likely to remain challenged for Mack-Cali. The new CEO will require experience navigating through real estate cycles and transitioning portfolios

- Bow Street has engaged with a world-leading executive search firm to explore a prospective management transition

Bow Street has engaged with a leading search firm to identify prospective CEO candidates

2) Simplify Residential Platform (Roseland)

Residential platform (Roseland) must be simplified and streamlined to comport with public REIT investor preferences– low leverage, no joint-ventures, limited development exposure

- *Rockpoint Preferred Capital* – Highly complicated joint-venture agreement with Rockpoint subordinates Mack-Cali's interest in Roseland and obfuscates value; Bow Street believes Mack-Cali should <u>not</u> take additional capital from Rockpoint, and should ultimately work to restructure arrangement. High multiple <u>peers DO NOT have JV structures</u>

- *Leverage* – Roseland leverage far exceeds peers; sale of land assets or issuing true equity (not structured preferred) will reduce leverage. CLI's <u>residential leverage is 2x that of the peer group</u>

- *Development Exposure* – REIT investors do not ascribe value to large development portfolios as they are inherently volatile, <u>CLI's development portfolio is almost 10x the average size of peers</u>

Roseland should be restructured with an eye toward making it simpler and less levered[1]

Company	Net Debt / EBITDA	LTV %	Land + Construction / Assets	Large Preferred Equity / JV's
AvalonBay	4.7x	24%	8.0%	No
Equity Residential	5.1x	27%	1.1%	No
Essex	5.8x	32%	2.9%	No
UDR	6.0x	31%	0.7%	No
Camden	4.1x	23%	4.2%	No
AIMCO	7.6x	38%	5.9%	No
Peer Average	**5.6x**	**29%**	**3.8%**	**No**
Roseland (Mack-Cali Resi)	**11.8x**	**45%**	**32.6%**	**Yes**

(1) Green Street data for peers; Roseland calculated using Company Q4 2019 earnings supplement

3) Restructure Office Portfolio

Bow Street believes Mack-Cali should continue its disposition of suburban assets and select waterfront assets

- Mack-Cali's current portfolio is an amalgamation of hotels, retail, sub-institutional suburban office assets, higher quality Metropark and Short Hills office assets, and office assets on Jersey City Waterfront

- Mack-Cali should consider exiting office market altogether, as appropriate, to concentrate on its residential business

Mack-Cali should prudently exit its commercial portfolio[1]

	Company Value ($m)	
Waterfront Office	$1,707	
Metropark, Short Hills Suburban Office	$530	
Other Suburban Office	$476	*Highly disparate commercial assets*
Retail & Other Non-Core	$38	*should be harvested*
Hotel & Other JVs	$174	
Land	$157	

> **Hotels and retail – all of which have been recent expansions – are not consistent with high valuations and are a waste of precious shareholder capital**

(1) Commercial gross asset values from Mack-Cali Q1 2020 supplement

4) Focus On Reducing Leverage

Leverage must come down for Mack-Cali to succeed

- Bow Street believes that CLI isn't likely to close the valuation gap to peers and to NAV unless it addresses its excessive leverage problem

    - Mack-Cali leverage is nearly 2x that of peers; management has failed to deliver leverage reductions and has instead doubled down on acquisitions and development

- Bow Street believes there is no one silver bullet to address leverage but that all options must be on the table to "right size" the balance sheet including: (i) meaningfully slowing the pace of development and monetizing development assets, (ii) reducing G&A which is elevated relative to peers and (iii) employ a more disciplined approach to sale proceeds, the bulk of which have recently been reinvested into acquisitions rather than leverage reduction

High development exposure hampers leverage and cash flow[1]...



...as does elevated G&A load[2]



(1) Land and development construction % of GAV; Green Street data for peers, Roseland calculated using Company earnings supplement
(2) Green Street research

5) Genuine Receptivity to Strategic Transactions

Prior to COVID there was robust buyer appetite and a deep pool of prospective acquirors for CLI's assets

- Despite the Company's proxy statement which recently pivoted to "strategic alternatives," Mack-Cali needs a long-term plan; we <u>DO NOT advocate a sale in the near-term</u>

  - However, there is a widespread perception in the real estate community that Mack-Cali is dismissive of potential interest and <u>that it isn't worth even "doing the work"</u> since the general view is that CLI will never sell

- This self-interested posture is cultural and deeply entrenched; we believe a truly independent Board needs to chart a new course with potential buyers and express openness and willingness to constructively engage in value creative proposals

Record level of real estate dry powder...



FIGURE 5: ABUNDANCE OF CAPITAL TO DRIVE INVESTMENT VOLUMES IN 2020

Note: Historical and forecasted volumes exclude entity-level deals.
Source: CBRE Research, Real Capital Analytics, October 2019.

...as multi-family cap rates were at all time lows pre-COVID[2]



Mack-Cali's leadership must change the prevailing narrative regarding its willingness to transact

---

(1) Includes Harborside 1
(2) Green Street data; Q4 2019

6) Strong, Independent Board and Oversight

Bow Street Board nominees bring independent oversight and experience

- Bow Street believes the current CEO and Legacy Board have created a toxic environment that prioritizes insider interests and has long failed to be accountable to shareholders

- We believe a meaningful refreshment of the Board, with four new independent directors – in addition to the four independent directors elected by shareholders last year – is required to change the culture in the boardroom and rid the Company of this deep entrenchment

- 7 of our 8 director nominees are fully independent of Bow Street (all are independent of Mack-Cali) and bring deep CEO, real estate, public markets and governance expertise to a Board that currently values loyalty to Messrs. DeMarco and Mack over service to shareholders

  - Akiva Katz – the lone non-independent director nominee – will bring a shareholder mindset to the Board. Mack-Cali is a significant investment for Bow Street and Mr. Katz will invest the time and effort to ensure that the Board is well apprised of shareholder and other stakeholder perspectives, which we believe have been suppressed by current management's bullying tone and actions

- We believe a new, rigorously independent Board will create the conditions that will allow Mack-Cali's persistent NAV discount to be closed, and **will restore investor faith in Mack-Cali**

Without a strong, independent Board of Directors, Mack-Cali will never close its NAV discount

2019 Elected Director: Alan Batkin



Leadership experience

- Mr. Batkin serves as the Chief Executive Officer and Chairman of Converse Associates, a strategic advisory firm

- He previously served as Vice Chairman of Eton Park Capital Management, L.P. and Vice Chairman of Kissinger Associates, Inc

Board experience

- In addition to serving as a Director at Mack-Cali, Mr. Batkin has extensive public company board experience, including previously serving as a director at Pattern Energy Group Inc., and Omnicom Group Inc., and Lead Director at Cantel Medical Corp.

- He has also served as a director at Hasbro, Inc., Diamond Offshore Drilling and Overseas Shipholding Group Inc.

Mr. Batkin is a renowned business leader and brings a proven track record of success over nearly twenty-eight years of serving on public company boards to the Mack-Cali Board
• With an entire career of experience serving as a trusted advisor to multi-billion-dollar corporations and investment firms, Mr. Batkin brings a deep financial expertise and a diverse experience-set to the Mack-Cali Board. • Having chaired Governance and Audit committees, Bow Street believes he is well-suited to help identify and correct the current entrenchment and governance issues that persist at Mack-Cali.

2019 Elected Director: Frederic Cumenal

Leadership experience

- Mr. Cumenal served as the Chief Executive Officer and President of Tiffany & Co.

- Prior to his service at Tiffany & Co., Mr. Cumenal held several senior executive positions in LVMH Group's wine and spirits businesses over a fifteen-year span.

Board experience

- In addition to serving as a Director at Mack-Cali, Mr. Cumenal currently sits on the board of directors of Blue Nile Inc (Nasdaq: NILE, privatized by Bain Capital, Bow Street LLC and Adama Partners in 2017).

- Mr. Cumenal previously served as a director at Tiffany & Co. (NYSE: TIF) and Constellation Brands (NYSE: STZ).



Mr. Cumenal brings strong operational, brand management and consumer expertise to the Mack-Cali Board
• Despite the fact that Mack-Cali touts its millennial-targeted residential development business as core to the Company's financial future, no Mack-Cali directors (aside from Mr. Cumenal) have consumer/branding skills.
• Mr. Cumenal's marketing and branding acumen is directly applicable to Mack-Cali's most valuable asset: its quickly growing residential business in Jersey City, for which millennials are a core target market.
• Additionally, Mr. Cumenal is the only current independent Mack-Cali Director with public market CEO experience.

2019 Elected Director: Nori Gerardo Lietz



Leadership experience

- Ms. Gerardo Lietz is a Senior Lecturer of Real Estate Private Equity at Harvard Business School and the President of Areté Capital, a real estate advisory firm she founded.

- Previously, she was a Partner at Partners Group, a $50 billion Swiss asset manager, and served as Chief Strategist and Investment Committee Chair for Private Real Estate.

- She co-founded Pension Consulting Alliance, and developed its real estate investment management and advisory activities. She also co-founded Public Storage Institutional, an institutional investment firm deploying pension capital to acquire real estate assets.

Board experience

- Ms. Gerardo Lietz currently serves as a Director at Mack-Cali.

- Previously, she served as director at Pension Real Estate Association and director at Real Estate Research Institute.

> **Ms. Gerardo Lietz is widely respected as a corporate governance expert and is a fierce advocate for real estate investors' rights in the Mack-Cali Boardroom**
>
> - Ms. Gerardo Lietz has set corporate governance precedent. She has an excellent blend of experience operating real estate practices with institutional investors and intimate knowledge of the real estate investment management sector.
>
> - During her time at Pension Consulting Alliance, she established limited partner advisory committees to protect fund investors; these committees are now considered best-practice governance for private investments.
>
> - Intensive governance focus in her capacity as professor; relevant cases include: "Colony Capital: Unbelievable," Harvard Business School Case 219-087, January 2019, and "Simon Storage," Harvard Business School Case 212-064, January 2012.

2019 Elected Director: MaryAnne Gilmartin

Leadership experience



- Ms. Gilmartin is Co-Founder and Chief Executive Officer of MAG Partners, a New York-based real estate development firm.

- Previously, she served as the Chief Executive Officer and President of Forest City Ratner Companies, LLC, a subsidiary of Forest City Realty Trust, Inc.

- She also previously served as Assistant Vice President for Commercial Development at the NYC Economic Development Corporation.

Board experience

- In addition to serving as a Director at Mack-Cali, Ms. Gilmartin currently serves as a director at Jefferies Financial Group Inc. and as a Member of the Executive Committee and Board of Governors of the Real Estate Board of New York.

With 30+ years of experience, Ms. Gilmartin is a highly successful and well-respected business leader in NY real estate and brings directly relevant real estate development and leadership experience to the Mack-Cali Board

- During her tenure at Forest City, Ms. Gilmartin led significant projects, including Pacific Park ($5b), Barclays Center ($1b) and MetroTech Center (5m square feet). In addition, she led the development and leasing of two of NY's most iconic ground up developments: the New York Times HQ and NY by Gehry.

  - This experience is directly applicable to Mack-Cali's development of Jersey City, generally perceived to be the next high growth "Manhattan adjacent" region.

- Ms. Gilmartin is a fierce advocate for shareholders. At Forest City, she helped oversee numerous shareholder friendly initiatives, including de-levering the company, selling off non-core assets, and reducing G&A and improving governance – issues long-cited by investors and governance experts as a hinderance to value creation at Mack-Cali.

2020 Nominee: Tammy Jones

Leadership experience



- Ms. Jones is Co-Founder and Chief Executive Officer of Basis Investment Group, a multi-strategy commercial real estate investment manager and registered investment advisor that invests capital on behalf of institutional investors, including some of the largest pension funds in the U.S., family offices, and sovereign wealth investors. Basis is based in New York City.

- Previously, she worked at a subsidiary of Caisse de depot, CW Capital LLC, as head of the fixed and floating rate Capital Markets Lending Division. She has also held senior level positions at commercial real estate investment companies, including Commercial Capital Initiatives, Inc. (a subsidiary of GMAC), Equitable Real Estate and AMRESCO Management, Inc.

Board experience

- Ms. Jones was an independent director for Monogram Residential Trust, Inc. (NYSE: MORE), a former publicly-traded REIT that owned, operated and developed luxury multifamily properties.

- She is a Trustee of The Georgia State University Foundation and sits on the Investment and Real Estate committees and is Chair of the Real Estate Executive Council.

Ms. Jones will bring a unique combination of capital markets and CRE expertise, directly relevant to Mack-Cali, to the Mack-Cali Board
• Ms. Jones is a highly qualified and accomplished real estate executive who has dedicated her professional career to the advancement of ethnic and gender diversity in leadership positions in the real estate sector.
• This is evidenced by her role as Vice-Chairwoman of Basis Impact Group Foundation, a non-profit organization dedicated to creating a pipeline of women and minorities in commercial real estate.
• As an independent director at MORE, Ms. Jones oversaw a robust, transparent strategic alternatives process and successful sale of the Company to Greystar in 2017, which resulted in a 22% premium to NAV.

2020 Nominee: Akiva Katz

Leadership experience

- Mr. Katz is the Co-Founder and Managing Partner of Bow Street LLC, a New York-based investment firm that invests extensively in real estate

- Prior to founding Bow Street, Mr. Katz served as a Managing Director at Brahman Capital Corp. from 2007 to 2011

Board experience

- Mr. Katz currently serves on the board of directors at TransAtlantis LLC, one of Europe's largest litigation finance platforms



Mr. Katz will bring extensive knowledge of financial markets and a much-needed ownership mentality to the Mack-Cali Board
• If elected, Mr. Katz would be the only Board member who has significant capital invested in Mack-Cali, and as such, would bring a fresh, shareholder perspective to the Board. • Mr. Katz has over 15 years of experience investing in publicly-traded real estate companies and REITs, extensive knowledge of financial markets and broad investing experience derived from serving at major financial investment firms.

2020 Nominee: Mahbod Nia

Leadership experience

- Mr. Nia served as Chief Executive Officer of NorthStar Realty Europe Corp ("NRE"), a NYSE listed REIT; grew NRE to $2.6 billion in assets and sold it to AXA in 2019, realizing a 15% IRR since inception.

- He also previously served as Managing Director at Colony Capital Inc. and held various senior level positions for PanCap Investment Partners, Goldman Sachs and Citigroup Inc.

Board experience

- Mr. Nia served as a member of NRE's investment committee and board of directors.



With deep governance, real estate and industry transaction experience, Mr. Nia will bring fresh, thoughtful views to the Mack-Cali Board
- Mr. Nia is committed to strong corporate governance practices as evidenced by his work at NRE, where he fought to protect the rights of shareholders and oversaw numerous governance reforms, including amendments to the Company's charter providing for bylaw repeal.   - Mr. Nia also implemented significant operational and financial improvements at NRE, including reducing leverage, re-leasing and selling non-core assets, which led to the successful sale of the company and shareholder value creation.

2020 Nominee: Howard Stern

Leadership experience



- Mr. Stern is the Founder and Principal of Stern & Associates, LLC, a full-service real estate advisory and consulting firm.

- Mr. Stern is the Founder and former President of Hudson Pacific Properties Inc. (HPP), a California-based office REIT. HPP grew portfolio from 8 assets (1.5m square feet) to 28 assets (6.5m square feet) and returned over 40% from IPO during his tenure.

- Mr. Stern served as Chief Investment Officer of Arden Realty, Inc., a 20 million square foot Southern California REIT, where he oversaw tripling of share price and eventual sale to GE.

Board experience

- Mr. Stern was a director for HPP.

Mr. Stern has long track record of successful growth in CRE and will bring valuable expertise in financing and real estate asset management across multiple market cycles to the Mack-Cali Board
• Mr. Stern is an expert in office leasing and asset management.   • At HPP, he successfully structured a commercial portfolio into a successful, publicly-traded REIT. His experience in positioning real estate assets for public markets investors will prove invaluable to Mack-Cali.   • At HPP, he developed leasing programs to accelerate leasing absorption, velocity and portfolio occupancy rates. This experience is highly relevant to one of Mack-Cali's single biggest issues – its high vacancy waterfront portfolio.

Shareholders Have a Clear Choice

A New Era at Mack-Cali	The Status Quo
• Newly constituted independent Board of Directors, mandated to create value for <u>all</u> shareholders and provide deeply needed oversight of management	• A Board of Directors that prioritizes its own interests at shareholders' expense: weak governance and unmitigated conflicts
• A Path Forward that addresses the Company's structural issues – its leverage and cash flow needs	• Continued underperformance and value destruction
• Leadership with the integrity and compassion required for these challenging times	• Further deterioration in Mack-Cali's operations and capital structure, putting shareholders' investment at significant risk

Bow Street urges shareholders to protect their investment and vote the **<u>GOLD</u>** proxy card **<u>FOR</u>** its eight, highly-qualified nominees who bring diverse, relevant backgrounds to a Board in need of change.

Appendix: In Management's Own Words:
A Compendium of Broken Promises

"I'm a NAV guy. That's why we talk NAV and we live NAV because end of the day [the] <u>proof is in the pudding</u>. You start with cash, you end with cash. But you're 100% correct. There's a reckoning coming in, I recognize it. We work toward that and no one's taking their job or their responsibilities lightly"

- Michael DeMarco Q3 2018 Bloomberg Transcript Earnings Call 11/1/2018

Proof is in the Pudding: Closing the NAV Discount #1 Priority

<u>2015</u>

"**Our chief goal is to close the gap between what we perceive our NAV to be and what our share price is**...We'll do whatever it takes to make NAV a reality as opposed to a possibility" – M. DeMarco Q2 Earnings

"But we look at **maximizing NAV for our shareholders every single day** we get to work and probably on weekends too, but this is the path that we've laid out" – M. DeMarco Q3 Earnings

<u>2016</u>

"And we get closer and closer, we have **more options now in front of us just closing that gap"** – M. DeMarco Q1 Earnings

"It behooves us to basically make sure that we **get every dollar of NAV we can for our shareholders**" –M. DeMarco Q2 Earnings

"When you put out a NAV as we have, and we continue to update that, **you have the responsibility to achieve that NAV**" –M. DeMarco Q2 Earnings

<u>2017</u>

"As long as we don't **drift below what our current NAV** is" – M. DeMarco Q4 2016 Earnings

"**We have a plan.** I don't think I want to lay out much more than that right now but I tell you it's [the] number one thing we think about and **I believe it's the one way we can unlock further value**" – M. DeMarco Q4 2016 Earnings

"Our transformation progress will be **substantially completed by the end of 2017**" M. DeMarco Q1 2017

Proof is in the Pudding: Closing the NAV Discount #1 Priority

<u>2018</u>

"I have always made a very clear function that **my job was to increase NAV, the things to get this platform cleaned up and then harvest that NAV...I'm on a path to achieve that with very good clarity**" – M. DeMarco Q1 2018

"I feel very comfortable that **we'll be accomplishing all goals**" – M. DeMarco Q2 2018

"If it doesn't work out, we know, [if] we don't trade ... at NAV. **I will strongly advocate that we disembowel the company and make to sell the pieces off**" – M. DeMarco Q3 2018

<u>2019</u>

"So, everything we do this is a concept that comes up is for the **ability to have NAV growth**, right, the ultimate game, right? – M. DeMarco Investor Day Jan 2019

<u>2020</u>

"**We also have done a good job of increasing NAV**. The NAV disparity [at] the company [that] exist[s] today, didn't exist day one" – M. DeMarco Citi Conference March 2020

The Proof: Discount To NAV Remains Robust

Despite significant transaction activity, CLI's wide NAV discount continues unabated and NAV is DOWN

During Mr. DeMarco's tenure (a period of broad REIT appreciation), Mack-Cali's large discount to NAV has widened[1]



(1) Bloomberg; Mack-Cali quarterly supplement mid-point NAV estimates; NAV estimate of $33.57 / sh taken from September 2015 from Investor Day Presentation for period of September 2015 until 3/31/2016 when Q1 2016 quarterly NAV disclosed;

Proof is in the Pudding #2: Leverage will Come Down

<u>2016</u>

"Two, **we are over-leveraged. We are working toward reducing our net debt to EBITDA ratio in 2016**. We truly value financial flexibility and are aligned with you on this issue" – M. DeMarco Q4 2015

"We value financial flexibility and **are working toward reducing our net debt-to-EBITDA** ratio in 2016… We expect in the future to reduce our debt over the coming quarters" – M. DeMarco Q2 2016

"I don't want to go to eight times, Tony [CFO] and I talk about, **we call it the snowman.** We don't want to have a snowman on our numbers, right? " – M. DeMarco Q2 2016

"We **expect to further reduce our debt over the coming quarters** as we begin to pick [up] benefit[s] from substantially improving cash flow and we apply sales proceeds to a debt pay-down" – M. DeMarco Q3 2016

<u>2017</u>

"The strengthening of our balance sheet is a core focus… **We do recognize that we need to deal with our net debt-to-EBITDA ratio by the end of 2017** and we have a plan to do that" – M. DeMarco Q4 2016

"Our earnings continue to go up, our net debt-to-EBITDA goes down for the office business, right? **It goes down in the sixes by the end of 2017 and continues to go down in 2018 and 2019**" – M. DeMarco Q4 2016

"Second, the strengthening of our balance sheet is the core focus… **we now can focus on reducing debt levels**, which we started this quarter due to our sales effort asset" – M. DeMarco Q3 2017

Proof is in the Pudding #2: Leverage will Come Down

<u>2018</u>

"leverage is going to come down" – M. DeMarco Q1 2018

"the **important topic for us is leverage. It's going to come down**. We're sticking with our balance sheet for easy repayment... **We expect to have improved leverage in 2019"** – M. DeMarco Q2 2018

<u>2019</u>

"I have to get **de-levered over time**" – M. DeMarco Q4 2018

<u>AND the RESULTS:</u>

<u>2020</u>

<u>"So we think leverage will stay around 10 times in the near future"</u> **<u>– M. DeMarco March 3, 2020</u>**

How can Mr. DeMarco be trusted to deliver any results?

The Proof: Leverage Continues To Increase

Leverage has continued to increase[1]



(1)   Mack-Cali quarterly reports

Proof is in the Pudding #3: Waterfront Occupancy will Improve

Big talk, broken promises: Despite repeated promises of leasing on waterfront, vacancy has grown

Date	Occupancy	What Management Said at the Time
May 2017[(1)]	94%	*"We have **someone looking at the space now** who is going through the incentive process… If not, we would expect to get one done after they move out"* *"**We feel comfortable on that space**"*
August 2017[(1)]	94%	*"Tenants are taking longer to commit to new leases, which is causing a delay in filling up space that we projected for 2017. We expect this to be **corrected in the next two quarters**."*
May 2018[(1)]	81%	*"We have seen a **dramatic increase in the activity** through the first quarter of this year compared to a year ago. Across the board, **we're seeing inquiries, tours and proposals** increase in number. Specifically, we are in **active negotiations with over 700,000 square feet of transactions, which if they were to close, will result in over 540,000 square feet in pure net absorption**"*
August 2018[(1)]	73%	*"Additionally, we're in **active lease negotiations on approximately 213,000 square feet of additional transactions**"* *"Our **increasing tours and inquiries provide a positive outlook for 2019**"*
November 2018[(1)]	73%	*"As we look to the fourth quarter, we are **currently in negotiations with numerous new tenants on the Waterfront, totaling approximately 190,000 square feet**, which will further **drive our vacancy lower** and continue the positive response we're seeing in the market"*
February 2019[(1)]	73%	*"**Our activity level continues to be strong, especially on the Waterfront**, where we are in **active discussions with over 800,000 square feet of new tenants**…our largest struggles behind us, this activity should **lead to further pure net absorption** in the market"*
February 2020[(1)]	72%	*"We do have **several new deals in the marketplace that we are pursuing and expect to get** in the next 12 weeks or over the next quarter or so"*

Despite repeated promises of increased waterfront leasing, vacancies have intensified

(1) Mack-Cali quarterly earnings calls and press releases, includes Harborside 1 in waterfront occupancy for periods where removed

BOW STREET